Exhibit 99.1
Hurray! Holding Co., Ltd.
11th floor, China Railway Construction Plaza, 20 Shijingshan Road,
Shijingshan, Beijing 100131, China
News release of July 29, 2010 • Hurray! Shareholders Approved Issuance of Additional Shares, Asset Transactions, and Name Change and Elected Directors, page 1
FOR IMMEDIATE RELEASE
Hurray! Shareholders Approved Issuance of Additional Ordinary Shares, Asset Transactions, and Name Change and Elected Directors
BEIJING, China, July 29, 2010 /Xinhua-PRNewswire/ — Hurray! Holding Co., Ltd. (Hurray!) (Nasdaq: HRAY), a leading company in online video portal operations, artist development, music production, wireless music distribution, and other wireless value-added services in China, today announced that its shareholders, during its Annual General Meeting of Shareholders on July 28, 2010, approved the issuance of 553,846,154 ordinary shares of Hurray! Holding Co., Ltd. (“Hurray!”) to Shanda Interactive Entertainment Limited (“Shanda”) in connection with the acquisition of Shanghai Yisheng Network Technology Co., Ltd., (“Yisheng”) and certain contracts relating to the Yisheng acquisition. Hurray!’s shareholders also approved the sale of Hurray!’s wireless value-added services and recorded music businesses to Shanda in exchange for an aggregate of US$36,944,267 in cash, subject to adjustment. The asset transactions are expected to be completed on or before November 28, 2010.
The shareholders also approved the change of Hurray!’s name to Ku6 Media Co., Ltd., and elected all nine directors who were nominated for election.
About Hurray! Holding Co., Ltd.
Hurray! is a leader in video, music, and wireless value-added services. In video, through its Ku6 subsidiary, Hurray! is a leader in online video portal operations. This operation will be Hurray!’s primary business after Hurray!’s other businesses, listed below, are sold on or before November 28, 2010 to Shanda Interactive Entertainment Limited.
In music, Hurray! provides artist development, music production, and offline distribution of recorded music in China through its record labels Freeland Music, New Run Entertainment, Secular Bird, and Seed Music. Through its Fly Songs subsidiary, Hurray! organizes concerts and other musical events in China. The company provides online distribution of music and music-related products that include ringtones, ringbacktones, and truetones to mobile users in China. These tone products are distributed through wireless value-added service platforms over mobile networks and the internet. In wireless services, Hurray! provides a wide range of other wireless value-added services to mobile users in China, including games, pictures and animation, community, and other media and entertainment services.

Hurray! Holding Co., Ltd.
11th floor, China Railway Construction Plaza, 20 Shijingshan Road,
Shijingshan, Beijing 100131, China
News release of July 29, 2010 • Hurray! Shareholders Approved Issuance of Additional Shares, Asset Transactions, and Name Change and Elected Directors, page 2
Forward-looking Statements
This news release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “believes,” “could,” “expects,” “may,” “might,” “should,” “will,” or “would,” and by similar statements. The accuracy of these statements may be affected by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the successful completion of the asset transactions mentioned in this news release; the nature of the business of Hurray!’s subsidiary, Ku6; continued competitive pressures in China’s wireless value-added services market; changes in technology and consumer demand in this market; the risk that Hurray! may not be able to control its expenses in future periods; Hurray!’s ability to succeed in the music development, production, and distribution business, with which it has only limited experience; changes in the policies of the mobile operators in China or the laws governing wireless operations and wireless value-added services; the state of Hurray!’s relationships with China’s mobile operators and the risk that Hurray! may be subject to further sanctions and penalties from them in future periods; and other risks outlined in Hurray!’s filings with the Securities and Exchange Commission, including the Company’s annual report on Form 20-F. Hurray! does not undertake any obligation to update this forward-looking information, except as required under law.
For more information, please contact:
Mr. Matthew Zhao (English and Chinese)
Investor Relations Officer
Telephone +86 10 5758 6818 in Beijing
ir@hurray.com.cn

Christensen
Mr. Tom Myers (English)
Mobile: +86 139 1141 3520 in Beijing
Mr. Yuanyuan Chen (English and Chinese)
Mobile: +86 139 2337 7882 in Beijing
SOURCE: Hurray! Holding Co., Ltd.
www.hurray.com.cn